Prudential World Fund, Inc.
655 Broad Street
Newark, New Jersey 07102

December 26, 2018

VIA EDGAR SUBMISSION

Mr. Alberto Zapata

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C.  20549

Re:PGIM Jennison Global Opportunities Fund
      PGIM Jennison International Opportunities Fund

Post-Effective Amendment No. 117 to the Form N-1A Registration Statement
under the Securities Act of 1933; Amendment No. 118 to the Form N-1A
Registration Statement under the Investment Company Act of 1940
Securities Act Registration No. 002-89725 Investment Company Act No.  811-03981

Dear Mr. Zapata:

We filed with the Securities and Exchange Commission (the Commission) through EDGAR on October 9, 2018 on behalf of Prudential World Fund, Inc. (the Registrant) the above-referenced post-effective amendment (the Amendment).  The Amendment was filed under Rule 485(a)(1) under the 1933 Act solely for the purpose of adding two new classes of shares to each of PGIM Jennison Global Opportunities Fund and PGIM Jennison International Opportunities Fund (the Funds), which are both series of the Registrant.  The new classes of shares are known as Class R2 and Class R4.

This letter is intended to respond to the Commission Staff’s comments that were conveyed by you by telephone on November 26, 2018 with respect to the Amendment.  For your convenience, a summary of your comments are included herein and the responses are keyed accordingly, as set forth below.  Capitalized terms used herein, and not otherwise defined, have the respective meanings assigned in the Amendment.

PGIM JENNISON GLOBAL OPPORTUNITIES FUND:  COMMENTS ON THE PROSPECTUS:

1.  Comment:   In the Prospectus, in the section entitled “Fund Summary—Fund Fees and Expenses,” the table entitled “Annual Fund Operating Expenses” does not include a table row for any acquired fund fees and expenses (“AFFE”) that the Fund may have incurred. Please confirm that no AFFE row in the table is required to be included.

Response:   Confirmed.  No AFFE row is required pursuant to the requirements of Form N-1A, because the Fund’s AFFE is lower than the minimum required to be separately disclosed in the table.

2.  Comment:   In the Prospectus, in the section entitled “Fund Summary—Fund Fees and Expenses—Portfolio Turnover,” if the turnover percentage disclosed in this section is greater than 100%, then please include portfolio turnover as a principal risk of investing in the Fund, in the subsequent “Principal Risks” section of the Fund Summary.

Response:     The Fund’s portfolio turnover rate is less than 100%.

3.  Comment:  In the Prospectus, in the section entitled “Fund Summary—Investments, Risks and Performance—Principal Investment Strategies,” please include disclosure and discussion pertaining to the subadviser’s use of growth style investing, since “Growth Style Risk” is subsequently identified as a principal risk of investing in the Fund.

Response:   In response to this comment, the discussion in the Fund Summary has been revised accordingly.

4. Comment:  In the Prospectus, in the section entitled “Fund Summary—Investments, Risks and Performance—Principal Investment Strategies,” please include disclosure and discussion pertaining to the liquidity of the Fund’s investments, since “Liquidity Risk” is subsequently identified as a principal risk of investing in the Fund.

Response:   After consideration, we respectfully decline to discuss liquidity as a principal investment strategy of the Fund, since we do not believe that liquidity constitutes a principal investment strategy of the Fund.

5.  Comment:  In the Prospectus, in the section entitled “Fund Summary—Investments, Risks and Performance—Principal Investment Strategies,” the overall discussion of the Fund’s principal investment strategies is very brief:  please include in this section disclosure and discussion which explains to an investor how the Fund’s portfolio managers make their selections of securities for the Fund.

Response:    In response to this comment, the discussion in the Fund Summary has been revised accordingly.

6.  Comment:  In the Prospectus, in the section entitled “Fund Summary—Investments, Risks and Performance—Principal Investment Strategies,” the disclosure states, in pertinent part, that “…the Fund’s investments may be geographically concentrated.”  If the Fund’s investments are geographically concentrated within specific countries, then the corresponding risk discussion which appears in the section entitled “Principal Risks” should include specific risk discussion beyond the generic risks.  Although “Geographic Concentration Risk” is subsequently disclosed as a principal risk of investing in the Fund, the risk disclosure is generic.

Response:   In response to this comment, the discussion in the Fund Summary has been revised accordingly.

7.  Comment:  In the Prospectus, in the section entitled “Fund Summary—Investments, Risks and Performance—Principal Investment Strategies” please consider moving the following disclosure to the subsequent discussion of “Principal Risks,” since the disclosure appears to be a risk discussion:

“This can result in more pronounced risks based upon economic conditions that impact one or more countries or regions more or less than other countries or regions.”

Response:   In response to this comment, the disclosure quoted above has been relocated and now appears in the discussion of the Fund’s “Principal Risks.”

8. Comment: In the section entitled “Fund Summary—Investments, Risks and Performance—Principal Investment Strategies,” please include disclosure denoting that the Fund may invest in the United States if the Fund has substantial US holdings (which appears to be the case, based on the most recent financial statements issued by the Fund).

Response:  After consideration, we believe that including specific references to a country, including the United States, may be misleading to investors, because the Fund does not have a specific policy or practice of concentrating its investments in a select small group of countries.

9.  Comment:  In the section entitled “More About the Fund’s Principal and Non-Principal Investment Strategies, Investments and Risks—Investments and Investment Strategies,” the discussion pertaining to the Fund’s investments in “Fixed-Income Obligations” states that the Fund may invest in high yield debt obligations.  Please include discussion in the Fund Summary about the Fund’s investments in high yield debt securities if such investments constitute a principal investment strategy for the Fund.

Response:   Investments in fixed-income obligations are not a principal investment strategy of the Fund.

10.  Comment:  In the section entitled “More About the Fund’s Principal and Non-Principal Investment Strategies, Investments and Risks—Investments and Investment Strategies” there is lengthy disclosure pertaining to “Derivatives.”  If any of the derivatives constitute principal investment strategies for the Fund, then include appropriate discussion and disclosure in the Fund Summary.

Response: Derivatives are not a principal investment strategy of the Fund.

11.  Comment:  In the section entitled “More About the Fund’s Principal and Non-Principal Investment Strategies, Investments and Risks—Investments and Investment Strategies,” the table entitled “Principal & Non-Principal Strategies:  Investment Limits” does not distinguish or identify which investment strategies are principal investment strategies of the Fund, and which investment strategies are non-principal investment strategies of the Fund.  Please identify each strategy as either principal or non-principal.

Response:  In response to this comment, the section has been revised to distinguish principal and non-principal strategies.

12.  Comment:  In the section entitled “More About the Fund’s Principal and Non-Principal Investment Strategies, Investments and Risks—Investments and Investment Strategies,” the table entitled “Principal & Non-Principal Strategies:  Investment Limits” identifies short sales as an investment strategy.  If shorting is a principal investment strategy of the Fund, please confirm that the expenses associated with short sales are included in the “other expenses” line in the Fund’s fee table or disclosed on a separate line in the Fund’s fee table.

Response:   Short sales are not a principal investment strategy of the Fund.

13.  Comment:  In the section entitled “How the Fund is Managed—Manager” please update the AUM figure for the Manager to a current date.

Response:  The AUM figure for the Manager has been updated.

14.  Comment: In the section entitled “Financial Highlights,” please update the financial highlights tables through the Fund’s most recently completed fiscal year.

Response:    The financial highlights tables have been updated through the Fund’s most recently completed fiscal year (10/31/2018).

PGIM JENNISON INTERNATIONAL OPPORTUNITIES FUND:
COMMENTS ON THE PROSPECTUS:

15.  Comment:  In the section entitled “Fund Summary—Investments, Risks and Performance—Principal Investment Strategies,” the following disclosure appears:

“The Fund will invest primarily in equity and equity-related securities of non-US companies located in various countries outside the US, including non-US issuers located in emerging markets (identified by the subadviser as countries classified by MSCI as emerging and frontier markets).”

Please revise the disclosure to explain what is meant by the Fund investing “primarily.”  Also, please explain to the Staff, supplementally, what the Fund believes to be “primarily” in the context of investing.

Response: In response to this comment, the disclosure has been revised by deleting the word “primarily” and including the following new disclosure:

Under normal market conditions, the Fund invests a majority of its net assets in equity and equity-related securities of non-US companies located in various countries outside the US, including non-US issuers located in emerging markets (identified by the subadviser as countries classified by MSCI as emerging and frontier markets).

As indicated in the new disclosure set forth above, “primarily” was intended to denote that the Fund invests a majority (i.e. more than 50%) of its net assets as described above. In response to the Staff’s concerns with respect to the use of the word “primarily,” the prospectus now utilizes the formulation set forth above.

16.  Comment:  With respect to the disclosure quoted in comment No. 15, above, please include this disclosure in the discussion of principal investment strategies in the Prospectus for PGIM Jennison Global Opportunities Fund, if accurate.

Response:   After review, we have determined that including the same revisions in the Prospectus for PGIM Jennison Global Opportunities Fund would not be accurate.

17. Comment:  In the section entitled “Fund Summary—Investments, Risks and Performance—Principal Investment Strategies,” please delete the following disclosure since it is duplicative of earlier disclosure:

            “The Fund may invest in securities of issuers of any market capitalization size.”

Response:  In response to this comment, the duplicative disclosure has been deleted.

18.  Comment:  In the section entitled “Fund Summary—Investments, Risks and Performance—Principal Investment Strategies,” please revise the following disclosure, so that it is written in plain English:

“The subadviser may begin to trim a position as a stock approaches what is believed to be its fair value.”

Response:  In response to this comment, the disclosure quoted above has been deleted and replaced.

19.  Comment:  In the section entitled “Fund Summary—Investments, Risks and Performance—Principal Investment Strategies,” please include discussion and disclosure pertaining to the liquidity of the Fund’s investments, since “Liquidity Risk” is subsequently disclosed as a principal risk of investing in the Fund.

Response:  After consideration, we respectfully decline to discuss liquidity as a principal investment strategy of the Fund, since we do not believe that liquidity constitutes a principal investment strategy of the Fund.

20.  Comment:  In the section entitled “Fund Summary—Investments, Risks and Performance—Performance,” the disclosure which appears in a footnote underneath the Average Annual Total Returns table states:

“Average annual total returns are not shown for Class R shares, Class R2 shares or Class R4 shares, because Class R shares, Class R2 shares and Class R4 shares are new.  Performance for Class R shares, Class R2 shares and Class R4 shares will be included after Class R shares, Class R2 shares and Class R4 shares have been in existence for a full calendar year.”

Please revise this footnote to also explain that the performance returns for each of the new share classes would be substantially similar to the performance for the Fund’s other share classes as set out in the table and would differ only to the extent that the expenses of each share class differ.

Response:  In response to this comment, the footnote has been revised accordingly.

21.  Comment:  In the section entitled “More About the Fund’s Principal and Non-Principal Investment Strategies, Investments and Risks,” please consider moving the following disclosure to the discussion of principal risks in the Fund Summary:

“This can result in more pronounced risks based upon economic conditions that impact one or more countries or regions more or less than other countries or regions.”

Response:  In response to this comment, the disclosure has been relocated to the discussion of principal risks of investing in the Fund.

22.  Comment:  In the section entitled “More About the Fund’s Principal and Non-Principal Investment Strategies, Investments and Risks,” the discussion pertaining to derivative strategies should also be addressed in the Fund Summary’s discussion of principal investment strategies, if derivatives are a principal investment strategy of the Fund.

Response:  Derivatives are not a principal investment strategy of the Fund.

Sincerely yours,

/s/ Jonathan D. Shain
  Jonathan D. Shain
  Vice President & Corporate Counsel